UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 2016

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant’s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No ☒

Contacts in Santiago, Chile	August 30, 2016

Andrés Wainer, Chief Financial Officer
Paula Vicuña, Head of Investor Relations
(56-2) 2338-0520 / paula.vicuna@koandina.com

Coca-Cola Andina announces

Consolidated Results for the Second Quarter of 2016 and First Half ended June 30, 2016

Figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations are calculated regarding the same quarter of the previous year. For a better understanding of the analysis per country, we include quarterly and accumulated figures in nominal local currency.

Consolidated Sales Volume for the quarter was 168.6 million unit cases, decreasing 6.7%. Accumulated Sales Volume reached 382.4 million unit cases, decreasing 4.4%.

Consolidated Net Sales for the quarter amounted to Ch$376,405 million, decreasing 8.1%. Accumulated Net Sales reached Ch$835,518 million, decreasing 8.5%

Consolidated Operating Income(1) for the quarter reached Ch$32,998 million, decreasing 15.6%. Accumulated Operating Income reached Ch$99,413 million, decreasing 5.4%.

Consolidated EBITDA(2) decreased 10.8% reaching Ch$56,820 million during the quarter. EBITDA margin reached 15.1%. Consolidated Accumulated EBITDA reached Ch$146,495 million, decreasing 5.9%. Accumulated EBITDA Margin reached 17.5%.

Net Income for the quarter reached Ch$5,347 million, representing a 38.5% decrease. Net margin reached 1.4%. Accumulated Net Income reached Ch$38,359 million, decreasing 14.3%. Accumulated Net Margin reached 4.6%.

Comment by Mr. Miguel Ángel Peirano, Chief Executive Officer

“The continued focus on the segmentation of our commercial strategies to adapt to every type of client and having the appropriate product and packaging portfolio available at each point of sale, have been key in this period during which the macroeconomic situation in the countries in which we operate remains weak. This has allowed us to record market share gains in Argentina, Brazil and Paraguay.

In addition, in line with our strategy of rationalizing the use of resources, this quarter we closed our Vitoria plant in Brazil, industrially reorganizing our operations in that country. The rationale behind the closing of the plant was that production costs at our Rio de Janeiro and Riberao Preto plants were lower than the production costs at Vitoria, which by far offset the greater distribution freights which we will have to pay as a result of centralizing our production. This project also contemplated the transfer of the PET line we had in Vitoria to Riberao Preto, which will allow us to begin mineral water production there. Hence, guarantying the supply of mineral water in Coca-Cola Andina Brazil, until our new plant in Duque de Caxias begins operating. Additionally, we are supplying Espiritu Santo with 1 liter returnable glass bottles from Riberao Preto, allowing us to better service the market, segmenting our clients and offering them an attractive value proposal.

Looking to the future, a strict control over costs and expenses will allow us to remain on the path of creating value for our clients, consumers, employees and shareholders.”

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Superintendence of Securities and Insurance and determined in accordance to IFRS.

(2) EBITDA: Operating Income + Depreciation

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINAA; ANDINAB

www.koandina.com

CONSOLIDATED SUMMARY

All figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2015 are in nominal terms. On average during the quarter, the Argentine Peso, the Brazilian Real, the Chilean Peso and the Paraguayan Guaraní depreciated against the U.S. Dollar by 58.9%, 14.5%, 9.7% and 10.8% respectively. The Argentine Peso, the Brazilian Real and the Paraguayan Guaraní depreciated against the Chilean Peso by 31.0%, 4.2% and 1.0% respectively. This generated a negative accounting impact due to the conversion of figures. On average during the first half of the year the Argentine Peso, the Brazilian Real, the Chilean Peso and the Paraguayan Guaraní depreciated against the U.S. Dollar by 62.8%, 25.1%, 11.0% and 16.2% respectively. The Argentine Peso, the Brazilian Real and the Paraguayan Guaraní depreciated against the Chilean Peso by 31.8%, 11.3% and 4.4% respectively. This generated a negative accounting impact due to the conversion of figures.

2nd Quarter 2016 vs. 2nd Quarter 2015

Consolidated Sales Volume for the quarter reached 168.6 million unit cases, decreasing 6.7% with respect to the same period of 2015, explained by volume contractions in Argentina, Brazil and Chile. Our Sales Volumes were affected by macroeconomic factors which are negatively impacting the economies of the countries where we operate having an effect over consumption, especially in Brazil and by unfavorable weather conditions in Argentina and Chile. However, market share gains were recorded in our franchises in Argentina, Brazil and Paraguay.

Consolidated Net Sales reached Ch$376,405 million, an 8.1% decrease, explained by the aforementioned contraction in volumes and the effect upon translation of figures given the depreciation of local currencies with respect to the Chilean Peso, especially in the case of Argentina and to a lesser extent Brazil. This was partially offset by price increases in all of the franchises where we operate.

Consolidated Operating Costs decreased 9.9%, which is mainly explained by (i) the effect of translation of figures from our subsidiaries in Argentina and Brazil and (ii) lower sales volumes. This was partially offset by (i) the depreciation of local currencies regarding the U.S. Dollar, which has a negative effect on the value of U.S. Dollar denominated raw materials, (ii) increased sales, having a direct incidence over concentrate costs; and (iii) higher labor costs in Argentina.

Consolidated Selling, General and Administrative Expenses (SG&As) decreased 2.8% mainly due to the effect of translation of figures from our subsidiary in Argentina. This was partially offset by (i) local inflations, particularly in Argentina, affecting most of these expenses, particularly labor costs, (ii) greater marketing expenses in Chile and Paraguay, and (iii) greater distribution freights in Brazil.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$32,998 million, a 15.6% decrease. Operating Margin was 8.8%.

Consolidated EBITDA amounted to Ch$56,820 million, dropping 10.8%. EBITDA Margin was 15.1%.

Net Income Attributable to the Controllers for the quarter was Ch$5,347 million and net margin reached 1.4%.

First Half ended June 30, 2016 vs. First Half ended June 30, 2015

Consolidated Sales Volume reached 382.4 million unit cases, decreasing 4.4% with respect to the same period of 2015, explained by volume contractions in Argentina, Brazil and Chile. Consolidated Net Sales reached Ch$835,518 million, an 8.5% decrease.

Consolidated Operating Costs decreased 9.8%, which is mainly explained by (i) the effect of translation of figures from our subsidiaries in Argentina and Brazil and (ii) lower sales volumes. This was partially offset by (i) the depreciation of local currencies regarding the U.S. Dollar, which has a negative effect on the value of U.S. Dollar denominated raw materials, (ii) increased sales, having a direct incidence over concentrate costs; and (iii) higher labor costs in Argentina.

Consolidated SG&As decreased 7.4% mainly explained by (i) the effect of translation of figures from our subsidiaries in Argentina and Brazil, and (ii) lower distribution costs and marketing expenses in Brazil. This was partially offset by (i) local inflations, particularly in Argentina, affecting most of these expenses, mainly labor costs and (ii) greater marketing expenses in Chile and Paraguay.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$99,413 million, a 5.4% decrease. Operating Margin was 11.9%.

Consolidated EBITDA amounted to Ch$146,495 million, dropping 5.9%. EBITDA Margin was 17.5%.

Net Income Attributable to the Controllers for the quarter was Ch$38,359 million and net margin reached 4.6%.

SUMMARY BY COUNTRY: ARGENTINA

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2015 are in nominal terms. On average during the quarter, the Argentine Peso depreciated against the US Dollar by 58.9%, which has a negative effect over our costs in dollars. With respect to the Chilean peso it depreciated by 31.0% generating a negative accounting impact on the conversion of figures upon consolidation. On average during the first half of the year the Argentine Peso depreciated against the U.S. Dollar by 62.8%. With respect to the Chilean peso, it depreciated by 31.8%, therefore generating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Argentine Operations, we include figures in local nominal currency.

2nd Quarter 2016 vs. 2nd Quarter 2015

Sales Volume for the quarter decreased 12.3%, reaching 44.7 million unit cases, explained by a significant contraction of the soft drinks category, which was not offset by the growth in other categories, particularly the water segment. During the quarter volumes were impacted by unfavorable weather conditions, as well as by macroeconomic factors affecting the economy. Our soft drinks market share reached 61.2 points, increasing 80 basis points with respect to same period of the previous year.

Net Sales reached Ch$103,584 a 20.5% decrease, explained by the already mentioned drop in volumes, as well as by the negative impact of the depreciation of local currency regarding the reporting currency upon consolidation of figures. In local currency, Net Sales increased 15.3% explained by the implementation of price increases and partially offset by the decrease in sales volume.

Operating Costs decreased 25.1%, mainly explained by the effect upon translation of figures. In local currency they increased 8.6% partially explained by (i) increased sales, which has a direct incidence over concentrate costs, (ii) increased labor costs, mainly resulting from high local inflation, and (iii) the devaluation effect of the Argentine Peso over our costs expressed in US Dollars. This was partially offset by (i) lower costs resulting from decreased sales volume and (ii) lower costs of dollarized raw materials.

SG&As decreased 14.8% in the reporting currency. In local currency, these expenses increased 23.4%, mainly explained by the effect of local inflation upon expenses such as labor, freights and services provided by third parties.

The foregoing effects led to an Operating Income of Ch$6,897 million, a 7.6% decrease. Operating Margin was 6.7%. In local currency Operating Income increased 33.7%.

EBITDA amounted to Ch$11,015 million, reflecting an 11.3% decrease. EBITDA Margin was 10.6%, expanding 110 basis points regarding the previous year. On the other hand, in local currency, EBITDA increased 28.3%.

First Half ended June 30, 2016 vs. First Half ended June 30, 2015

Sales Volume reached 107.3 million unit cases, decreasing 5.4%. Net Sales reached Ch$240,314 million, a 15.5% decrease explained by the already mentioned drop in volumes and by the negative impact of the depreciation of local currency with respect to the reporting currency upon consolidation of figures. In local currency, Net Sales increased 23.6%, which was explained by the implementation of price increases and partially offset by the drop in volumes.

Operating Costs decreased 20.8%, which is mainly explained by the effect of translation of figures. In local currency they increased by 16.0%, which is partially explained by (i) increased sales having a direct incidence over concentrate costs, (ii) increased labor costs, mainly resulting from high local inflation and (iii) the effect of the deprecation of the Argentine peso over. U.S. Dollar denominated raw materials. This was partially offset by (i) lower costs resulting from decreased sales volume and (ii) lower costs of dollarized raw materials.

SG&As decreased 11.4% in the reporting currency. In local currency they increased 29.7% which is mainly explained by the effect of local inflation in expenses such as labor, freight and services provided by third parties.

The foregoing mentioned impacts, led to an Operating Income of Ch$25,134 million, a 4.7% growth. Operating Margin was 10.5%. In local currency Operating Income grew 52.0%.

EBITDA amounted to Ch$33,252 million, dropping 2.5%. EBITDA Margin was 13.8%. EBITDA in local currency grew 41.9%.

SUMMARY BY COUNTRY: BRAZIL

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2015 are in nominal terms. On average during the quarter, the Brazilian Real depreciated by 14.5% against the US Dollar, having a direct negative impact over our costs expressed in US Dollars. Regarding the Chilean Peso it depreciated by 4.2%, which has a significant negative accounting impact on the conversion of figures upon consolidation. On average during the first half of the year the Brazilian Real depreciated against the U.S. Dollar by 25.1%. With respect to the Chilean peso, it depreciated by 11.3%, therefore generating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Brazilian Operations, we include figures in local nominal currency.

2nd Quarter 2016 vs. 2nd Quarter 2015

Sales Volume during the quarter reached 62.7 million unit cases, a 0.8% decrease, explained by volume contractions in the juices and beer categories, which was not able to be offset by growths in the water category. On the other hand, the soft drinks category remained unchanged. Volumes during the quarter continue to be influenced by macroeconomic factors and consumer trust levels that are negatively affecting the Brazilian economy and which have an impact over consumption, although the quarter presented more favorable weather conditions. Soft drinks market share in our franchise in Brazil reached 63.4 points, 200 basis points higher regarding the same quarter of the previous year.

Net Sales reached Ch$131,149 million, a 3.0% decrease, mainly explained by the already mentioned effect upon translation of figures. In local currency, Net Income increased 1.4%, explained by the implementation of price increases during the quarter and partially offset by the slight decrease in sales volume.

Operating Costs decreased 3.1% mainly explained by the effect upon translation of figures. In local currency they increased 1.4% which is explained by the devaluation effect of the Brazilian Real over our costs expressed in US Dollars which was partially offset by the lower cost in U.S. dollars of these raw materials and lower labor costs.

SG&As increased 2.2% in the reporting currency. In local currency, these increased 6.6% which in part is explained by (i) greater labor costs and (ii) greater distribution freight expenses resulting from the shutdown of the Vitoria plant producing more freights from Rio de Janeiro and Riberao Preto to Vitoria.

The aforementioned effects led to an Operating Income of Ch$13,627 million, a 15.1% decrease. Operating Margin was 10.4%. In local currency, Operating Income decreased 10.7%.

EBITDA amounted to Ch$20,009 million, decreasing 11.6% with respect to the previous year. EBITDA Margin was 15.3%. In local currency EBITDA recorded a 7.3% decrease.

First Half ended June 30, 2016 vs. First Half ended June 30, 2015

Sales Volume reached 134.3 million unit cases, decreasing 4.7%. Net Sales reached Ch$275,242 million, a 12.4% decrease explained by the negative impact of the depreciation of local currency with respect to the reporting currency upon consolidation of figures. In local currency, Net Sales did not present variations regarding the same period of the previous year since the decrease in volumes was completely offset by the implementation of price increases.

Operating Costs decreased 10.0%, which is mainly explained by the effect of translation of figures. In local currency they increased by 2.7%, which is mainly explained by the effect of the deprecation of the Brazilian Real over our U.S. Dollar denominated raw materials. This effect was partially offset by lower sales volume.

SG&As decreased 14.3% in the reporting currency. In local currency they decreased 3.0% which is partially explained by (i) lower distribution costs resulting from the internalization of the production fleet and lower sales volume, and (ii) lower marketing expenses. This was partially offset by higher labor costs.

The foregoing mentioned impacts, led to an Operating Income of Ch$34,424 million, a 19.2% decline. Operating Margin was 12.5%. In local currency, Operating Income decreased 5.7%.

EBITDA reached Ch$46,823 million, a decrease of 17.4% regarding the previous year. EBITDA Margin was 17.0%. In local currency EBITDA recorded a 4.4% decrease.

SUMMARY BY COUNTRY: CHILE

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2015 are in nominal terms. On average during the quarter, the Chilean Peso depreciated by 9.7% against the US Dollar, which has a negative impact over our costs expressed in US Dollars. On average during the first half of the year the Chilean peso depreciated against the U.S. Dollar by 11.0% which has a negative impact over our costs expressed in U.S. Dollars.

2nd Quarter 2016 vs. 2nd Quarter 2015

During the quarter, Sales Volume reached 48.0 million unit cases, representing a 10.0% decrease, explained by a reduction in all the segments in which we participate. Volumes during the quarter were affected unfavorable weather conditions. On the other hand, volume market share for soft drinks, compared to the same period of the previous year, dropped 150 basis points reaching 68.1 points during the period.

Net Sales reached Ch$113,523 million, representing a 3.4% decrease, explained by the aforementioned reduction in volumes, which was partially offset by a 7.3% increase in average prices.

Operating Costs decreased by 4.1%, mainly explained by (i) lower sales volume, (ii) lower costs in dollars of our raw materials expressed in U.S. Dollars, essentially sugar and PET, and (ii) the lower incidence of juices and waters resulting from the business model change of these categories. This was partially offset by (i) the depreciation of the Chilean peso which has a negative impact on costs expressed in U.S. Dollars and (ii) greater concentrate costs resulting from the implementation of price increases.

SG&As increased 4.4%, which is mainly explained by (i) higher labor costs, mainly resulting from inflation and (ii) greater marketing expenses.

The aforementioned effects led to an Operating Income of Ch$9,426 million, 21.6% lower when compared to the previous year. Operating Margin was 8.3%.

EBITDA reached Ch$19,747 million, a 10.0% decrease. EBITDA Margin was 17.4%.

First Half ended June 30, 2016 vs. First Half ended June 30, 2015

Sales Volume reached 110.8 million unit cases, decreasing 4.7% explained by the reduction in all segments in which we participate. Net Sales reached Ch$256,319 million, reflecting a 1.3% growth, explained by an increase in average prices which was partially offset by the aforementioned volume decrease.

Operating Costs decreased 0.7%, which is mainly explained by (i) lower costs in U.S. Dollars of our raw materials expressed in U.S. Dollars, essentially sugar and PET, (ii) the lower incidence of juices and waters resulting from the business model change of these categories and (iii) lower sales volume. This was partially offset by (i) the depreciation of the Chilean peso which has a negative impact over costs expressed in U.S. Dollars and (ii) higher concentrate costs resulting from the implementation of price increases.

SG&As increased 3.9% which is mainly explained by (i) greater labor costs mainly resulting from inflation and (ii) greater marketing expenses.

The foregoing mentioned impacts, led to an Operating Income of Ch$31,021 million, 4.8% higher when compared to the previous year. Operating Margin was 12.1%.

EBITDA amounted to Ch$51,533 million, increasing 4.3%. EBITDA Margin was 20.1%.

SUMMARY BY COUNTRY: PARAGUAY

The following figures are set according to IFRS, in nominal Chilean Pesos. All 2015 variations are nominal. On average during the quarter, the Paraguayan Guaraní depreciated 10.8% with respect to the U.S. Dollar, which has a negative impact over our costs expressed in U.S. Dollars. Regarding the Chilean Peso it depreciated by 1.0%, generating a slightly negative accounting impact on the conversion of figures upon consolidation. On average during the first half of the year, the Paraguayan Guaraní depreciated 16.2% against the U.S. Dollar which has an effect over our costs expressed in U.S: Dollars. Regarding the Chilean Peso it depreciated 4.4%, originating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Paraguayan Operations, we include figures in local nominal currency.

2nd Quarter 2016 vs. 2nd Quarter 2015

Sales Volume during the quarter reached 13.2 million unit cases, representing a 0.2% growth, explained by volume growths in the juices and waters category and partially offset by a slight decline in the soft drinks category. Our volume market share for soft drinks* reached 68.1 points during the quarter, 390 basis points higher compared to the previous year.

Net Sales reached Ch$28,797 million, reflecting a 6.4% growth, which is explained both by the growth in sales volume as well as by the implementation of price increases during the period. In local currency Net Sales increased 7.6%.

Operating Costs increased 4.6% explained in part by the effect upon translation of figures. In local currency it increased 5.8% mainly explained by (i) the effect of a mix shift towards products that carry a higher cost such as juices, (ii) greater concentrate costs resulting from the implementation of price increases and (iii) greater labor costs.

SG&As increased 18.6% while in local currency they increased 19.6%. This is mainly explained by greater advertising expenses which were partially offset by lower depreciation charges.

The aforementioned effects led to an Operating Income of Ch$4,494 million, lower by 1.9% compared to the previous year. Operating Margin was 15.6%. In local currency Operating Income decreased 0.6%.

EBITDA reached Ch$7,494 million a 2.6% decrease and EBITDA Margin was 26.0%. In local currency EBITDA declined 1.4%.

First Half ended June 30, 2016 vs. First Half ended June 30, 2015

Sales Volume reached 30.0 million unit cases, representing a 1.5% growth, explained by volume growths in all categories of juices and waters, while the soft drinks category remained flat compared to the previous year. Net Sales reached Ch$64,781 million, a 3.4% increase partially explained by the effect of conversion of figures. In local currency, Net Sales increased 8.8% which is explained both by the growth in sales volumes as well as by the implementation of price increases during the period.

Operating Costs increased 2.9%, which is partially explained by the effect of translation of figures. In local currency they increased by 8.1%, which is mainly explained by (i) the effect of a mix shift towards products that carry a higher cost such as juices, (ii) greater concentrate costs resulting from the implementation of price increases and (iii) greater labor costs.

SG&As increased 3.9%, while in local currency they increased 9.4%. This is mainly explained by greater advertising expenses, which were partially offset by lower depreciation charges.

The foregoing mentioned impacts, led to an Operating Income of Ch$11,450 million, a 4.6% increase compared to the previous year. Operating Margin was 17.7%. In local currency Operating Income grew 10.2%.

EBITDA amounted to Ch$17,502 million, flat with respect to the previous year and EBITDA Margin was 27.0%. EBITDA in local currency increased 5.2%.

*Note: Pursuant to Nielsen’s global protocol, an improvement process after a year of measurement for all new markets has been stipulated. This process involves the restatement of universes and the incorporation of new variables in the projection. Therefore, making this adjustment, market share during the second quarter of 2015 was 64.3 points.

OTHER INFORMATION

•                  Net Financial Income and Expense account recorded a Ch$10,137 million expense, which is compared to a Ch$12,661 million expense for the same quarter of the previous year, mainly explained by (i) a lower indebtedness level in Argentina, (ii) the effect on translation of figures due to the depreciation of the Brazilian Real against the Chilean Peso, and (iii) greater financial income.

•                  Results by Investment in Related Companies account went from a Ch$1,248 million loss to a Ch$516 million loss, mainly by a positive variation in proportional equity value from equity investees in Brazil.

•                  Other Income and Expenses account recorded a Ch$7,144 million loss compared to the Ch$3,728 million loss reported during the same quarter of the previous year. This is mainly explained by (i) greater contingencies in Brazil and (ii) write-offs of property, plant & equipment due to the shutdown of the Vitoria plant in Brazil.

•                  Results by Adjustment Units and Exchange Rate Differences account went from a Ch$3,693 million loss to a Ch$2,332 million loss. This lower loss is mainly explained because a large portion of the Company’s debt is expressed in UFs and during this quarter the UF recorded a lower variation (0.93%) compared to that of the same quarter of the previous year (1.46%). This was partially offset by the negative impact of (i) a greater net restatement of time deposits in UF in Chile and judicial deposits in Brazil, and (ii) the appreciation of the exchange rate over investments in U.S. Dollars in Chile.

•                  Income Tax went from -Ch$9,206 million to -Ch$7,456 million, mainly resulting from the lower operating income during the period.

ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES

•             Total financial assets, amounted to US$413.0 million. Excluding the effects of Cross Currency Swaps (“CCS”), financial assets amounted to US$273.7 million, which are invested in time deposits and short-term fixed income money markets. Excluding CCS in terms of currency exposure financial assets are 43.9% in Chilean Pesos, 26.4% in UFs, 16.2% in Brazilian Real, 7.3% in U.S. Dollars, 5.8% in Paraguayan Guaraní and 0.3% in Argentine Pesos.

•             Financial debt level reached US$1,203.3 million, US$573.7 million of which correspond to a bond on the international market, US$499 to bonds in the local Chilean market and US$130.7 correspond to bank debt. Financial debt, including the CCS effect is 62.4% denominated in UFs, 34.2% in Brazilian Real, 1.3% in Chilean Pesos, 1.2% in U.S. Dollars, 0.7% in Argentine Pesos and 0.1% in Paraguayan Guaraní.

•             The Company’s Net Debt including the aforementioned CCS effect reached US$790.3 million.

RECENT EVENTS

•                   In April the Company published the 2015 Sustainability Report, which can be found on our website, in Spanish, English and Portuguese, under the section The Company — CSR. The report follows the guidelines developed by the Global Reporting Initiative - GRI, in its latest G4 Sustainability Reporting Guidelines for the food industry, under the comprehensive compliance mode. The response to each indicator relates to the International Standard Guidelines for Social Responsibility ISO 26,000: 2010 and with the report follow-up indicators of the United Nations Global Compact.

•                  In May Coca-Cola Andina was nominated by the 2020 Sustainable Leaders Agenda —ALAS20- (acronym in Spanish) in the categories of Leading Sustainability Company, Leading Corporate Governance Company and Leading Company in Investor Relations, as well as in the individual categories of Director of Leading Sustainability Company and General Manager of Leading Sustainability Company. These last two categories are reserved for those professionals who, according to the perception of different stakeholders, demonstrate leadership in the integration of sustainability to the businesses that they manage and supervise. The nomination recognizes the following qualities both in the Director as in the General Manager:

•                  In-depth understanding of the impact of sustainability in the business

•                  Credibility because of their role in favor of sustainability

•                  Consideration of stakeholders in sustainable development

•                  Skills for creating teams focused on sustainability

•                  In July Coca-Cola Andina was listed in the Emerging 70 Ranking, an index prepared by Vigeo Eiris, and expert and leading company in Europe in assessing to what degree companies and public corporations take corporate governance, environmental and social goals into account. As part of this assessment, 842 companies from 31 countries and 37 sectors participated and Coca-Cola Andina was selected as one of the 70 companies, from 15 countries and 29 sectors to integrate this ranking. Criterion was measured on human rights, decent employment practices, environmental protection, corporate governance, business ethics, and contribution to social and economic development.

•                  On August 26, 2016, Additional Dividend Nº 198 was paid in the amount of: Ch$17.0 (seventeen point zero Chilean pesos) per each Series A Shares; and Ch$18.7 (eighteen point seven Chilean pesos) per each Series B Shares. The Shareholders’ Registry closed on the fifth business day prior to payment date.

CONFERENCE CALL

We will be hosting a conference call for investors and analysts, where we will review the Second Quarter’s Results as of June 30, 2016, on Wednesday, August 31, 2016 at 10:00 am (New York time) - 11:00 am (Santiago time).

To participate please dial: USA 1 (800) 311-9401 - International (outside USA) 1 (334) 323-7224 - Chile toll free: 1-230-020-1247 Access Code: 87604. A replay of this conference call will be available until midnight (Eastern Time) of September 11, 2016. To obtain the replay please dial: USA 877-919-4059 — International (Outside U.S.A.) 1 (334) 323-0140. Access Code: 39813055. The audio will be available on the Company’s website: www.koandina.com beginning Thursday, September 1, 2016.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 52.2 million people, delivering during 2015 more than 4.6 billion liters of soft drinks, juices, and bottled waters. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina`s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company’s control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on consumer spending, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

Embotelladora Andina S.A.

Second Quarter Results for the period ended June 30, IFRS GAAP

(In nominal million Chilean Pesos, except per share)

	April-June 2016					April-June 2015
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	48.0	62.7	44.7	13.2	168.6	53.3	63.2	50.9	13.2	180.8	-6.7%

Net sales	113,523	131,149	103,584	28,797	376,405	117,535	135,263	130,255	27,068	409,760	-8.1%
Cost of sales	(68,304)	(78,530)	(57,429)	(17,714)	(221,329)	(71,224)	(81,037)	(76,700)	(16,932)	(245,533)	-9.9%
Gross profit	45,219	52,619	46,155	11,083	155,076	46,311	54,226	53,555	10,136	164,227	-5.6%
Gross margin	39.8%	40.1%	44.6%	38.5%	41.2%	39.4%	40.1%	41.1%	37.4%	40.1%
Distribution and administrative expenses	(35,793)	(38,993)	(39,258)	(6,589)	(120,633)	(34,293)	(38,167)	(46,091)	(5,556)	(124,106)	-2.8%
Corporate expenses (2)					(1,445)					(1,004)	43.9%
Operating income (3)	9,426	13,627	6,897	4,494	32,998	12,018	16,059	7,464	4,580	39,117	-15.6%
Operating margin	8.3%	10.4%	6.7%	15.6%	8.8%	10.2%	11.9%	5.7%	16.9%	9.5%
EBITDA (4)	19,747	20,009	11,015	7,494	56,820	21,950	22,645	12,424	7,691	63,705	-10.8%
EBITDA margin	17.4%	15.3%	10.6%	26.0%	15.1%	18.7%	16.7%	9.5%	28.4%	15.5%
Financial (expenses) income (net)					(10,137)					(12,661)	-19.9%
Share of (loss) profit of investments accounted for using the equity method					(516)					(1,248)	-58.7%
Other income (expenses) (5)					(7,144)					(3,728)	91.6%
Results by readjustement unit and exchange rate difference					(2,332)					(3,693)	-36.9%

Net income before income taxes					12,870					17,787	-27.6%

Income tax expense					(7,456)					(9,206)	-19.0%

Net income					5,414					8,581	-36.9%

Net income attributable to non-controlling interests					(67)					107	-162.8%
Net income attributable to equity holders of the parent					5,347					8,688	-38.5%
Net margin					1.4%					2.1%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					5.6					9.2
EARNINGS PER ADS					33.9					55.1	-38.5%

(1)         Total may be different from the addition of the four countries because of intercountry eliminations

(2)         Corporate expenses partially reclassified to the operations.

(3)         Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance: Net sales, cost of sales, distribution expenses and administrative expenses.

(4)         EBITDA: Operating Income + Depreciation

(5)         Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Second Quarter Results for the period ended June 30, IFRS GAAP

(In nominal million US$, except per share)

Exch. Rate :	677.47	Exch. Rate :	617.65

	April-June 2016					April-June 2015
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	48.0	62.7	44.7	13.2	168.6	53.3	63.2	50.9	13.2	180.8	-6.7%

Net sales	167.6	193.6	152.9	42.5	555.6	190.3	219.0	210.9	43.8	663.4	-16.3%
Cost of sales	(100.8)	(115.9)	(84.8)	(26.1)	(326.7)	(115.3)	(131.2)	(124.2)	(27.4)	(397.5)	-17.8%
Gross profit	66.7	77.7	68.1	16.4	228.9	75.0	87.8	86.7	16.4	265.9	-13.9%
Gross margin	39.8%	40.1%	44.6%	38.5%	41.2%	39.4%	40.1%	41.1%	37.4%	40.1%
Distribution and administrative expenses	(52.8)	(57.6)	(57.9)	(9.7)	(178.1)	(55.5)	(61.8)	(74.6)	(9.0)	(200.9)	-11.4%

Corporate expenses (2)					(2.1)					(1.6)	31.2%
Operating income (3)	13.9	20.1	10.2	6.6	48.7	19.5	26.0	12.1	7.4	63.3	-23.1%
Operating margin	8.3%	10.4%	6.7%	15.6%	8.8%	10.2%	11.9%	5.7%	16.9%	9.5%
EBITDA (4)	29.1	29.5	16.3	11.1	83.9	35.5	36.7	20.1	12.5	103.1	-18.7%
EBITDA margin	17.4%	15.3%	10.6%	26.0%	15.1%	18.7%	16.7%	9.5%	28.4%	15.5%

Financial (expenses) income (net)					(15.0)					(20.5)	-27.0%
Share of (loss) profit of investments accounted for using the equity method					(0.8)					(2.0)	-62.3%
Other income (expenses) (5)					(10.5)					(6.0)	74.7%
Results by readjustement unit and exchange rate difference					(3.4)					(6.0)	42.4%

Net income before income taxes					19.0					28.8	-34.0%

Income tax expense					(11.0)					(14.9)	-26.2%

Net income					8.0					13.9	-42.5%

Net income attributable to non-controlling interests					(0.1)					0.2	-157.3%
Net income attributable to equity holders of the parent					7.9					14.1	-43.9%
Net margin					1.4%					2.1%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.01					0.01
EARNINGS PER ADS					0.05					0.09	-43.9%

(1)         Total may be different from the addition of the four countries because of intercountry eliminations

(2)         Corporate expenses partially reclassified to the operations.

(3)         Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and insurance : Net sales, cost of sales, distribution expenses and administrative expenses.

(4)         EBITDA: Operating Income + Depreciation

(5)         Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Six Months Results for the period ended June 30, IFRS GAAP

(In nominal million Chilean Pesos, except per share)

	January-June 2016					January-June 2015
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	110.8	134.3	107.3	30.0	382.4	116.3	141.0	113.3	29.6	400.2	-4.4%

Net sales	256,319	275,242	240,314	64,781	835,518	253,086	314,147	284,358	62,631	913,481	-8.5%
Cost of sales	(150,861)	(168,210)	(129,770)	(38,816)	(486,519)	(151,876)	(186,802)	(163,921)	(37,706)	(539,563)	-9.8%
Gross profit	105,458	107,032	110,544	25,965	348,999	101,210	127,346	120,437	24,925	373,918	-6.7%
Gross margin	41.1%	38.9%	46.0%	40.1%	41.8%	40.0%	40.5%	42.4%	39.8%	40.9%
Distribution and administrative expenses	(74,437)	(72,608)	(85,410)	(14,515)	(246,971)	(71,613)	(84,729)	(96,424)	(13,975)	(266,741)	-7.4%

Corporate expenses (2)					(2,616)					(2,115)	23.7%
Operating income (3)	31,021	34,424	25,134	11,450	99,413	29,598	42,617	24,012	10,949	105,061	-5.4%
Operating margin	12.1%	12.5%	10.5%	17.7%	11.9%	11.7%	13.6%	8.4%	17.5%	11.5%
EBITDA (4)	51,533	46,823	33,252	17,502	146,495	49,416	56,718	34,091	17,499	155,609	-5.9%
EBITDA margin	20.1%	17.0%	13.8%	27.0%	17.5%	19.5%	18.1%	12.0%	27.9%	17.0%

Financial (expenses) income (net)					(19,742)					(25,520)	-22.6%
Share of (loss) profit of investments accounted for using the equity method					247					(328)	175.5%
Other income (expenses) (5)					(11,663)					(9,260)	25.9%
Results by readjustement unit and exchange rate difference					(4,118)					(4,060)	-1.4%

Net income before income taxes					64,137					65,893	-2.7%

Income tax expense					(25,187)					(21,048)	19.7%

Net income					38,950					44,845	-13.1%

Net income attributable to non-controlling interests					(591)					(93)	538.4%
Net income attributable to equity holders of the parent					38,359					44,753	-14.3%
Net margin					4.6%					4.9%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					40.5					47.3
EARNINGS PER ADS					243.1					283.7	-14.3%

(1)         Total may be different from the addition of the four countries because of intercountry eliminations

(2)         Corporate expenses partially reclassified to the operations.

(3)         Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance: Net sales, cost of sales, distribution expenses and administrative expenses.

(4)         EBITDA: Operating Income + Depreciation

(5)         Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Six Months Results for the period ended June 30, IFRS GAAP

(In nominal million US$, except per share)

	Exch. Rate :	689.77					Exch. Rate :	621.14

	January-June 2016					January-June 2015
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	110.8	134.3	107.3	30.0	382.4	116.3	141.0	113.3	29.6	400.2	-4.4%

Net sales	371.6	399.0	348.4	93.9	1,211.3	407.5	505.8	457.8	100.8	1,470.6	-17.6%
Cost of sales	(218.7)	(243.9)	(188.1)	(56.3)	(705.3)	(244.5)	(300.7)	(263.9)	(60.7)	(868.7)	-18.8%
Gross profit	152.9	155.2	160.3	37.6	506.0	162.9	205.0	193.9	40.1	602.0	-16.0%
Gross margin	41.1%	38.9%	46.0%	40.1%	41.8%	40.0%	40.5%	42.4%	39.8%	40.9%
Distribution and administrative expenses	(107.9)	(105.3)	(123.8)	(21.0)	(358.0)	(115.3)	(136.4)	(155.2)	(22.5)	(429.4)	-16.6%
Corporate expenses (2)					(3.8)					(3.4)	11.4%
Operating income (3)	45.0	49.9	36.4	16.6	144.1	47.7	68.6	38.7	17.6	169.1	-14.8%
Operating margin	12.1%	12.5%	10.5%	17.7%	11.9%	11.7%	13.6%	8.4%	17.5%	11.5%
EBITDA (4)	74.7	67.9	48.2	25.4	212.4	79.6	91.3	54.9	28.2	250.5	-15.2%
EBITDA margin	20.1%	17.0%	13.8%	27.0%	17.5%	19.5%	18.1%	12.0%	27.9%	17.0%

Financial (expenses) income (net)					(28.6)					(41.1)	-30.3%
Share of (loss) profit of investments accounted for using the equity method					0.4					(0.5)	168.0%
Other income (expenses) (5)					(16.9)					(14.9)	13.4%
Results by readjustement unit and exchange rate difference					(6.0)					(6.5)	8.7%

Net income before income taxes					93.0					106.1	-12.3%

Income tax expense					(36.5)					(33.9)	7.8%

Net income					56.5					72.2	-21.8%

Net income attributable to non-controlling interests					(0.9)					(0.1)	474.9%
Net income attributable to equity holders of the parent					55.6					72.0	-22.8%
Net margin					4.6%					4.9%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.06					0.08
EARNINGS PER ADS					0.35					0.46	-22.8%

(1)         Total may be different from the addition of the four countries because of intercountry eliminations

(2)         Corporate expenses partially reclassified to the operations.

(3)         Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : Net sales, cost of sales, distribution expenses and administrative expenses.

(4)         EBITDA: Operating Income + Depreciation

(5)         Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Second Quarter Results for the period ended June 30, 2016 IFRS GAAP

(In nominal local currency of each period)

	April-June 2016				April-June 2015
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$
TOTAL BEVERAGES VOLUME (Million UC)	48.0	62.7	44.7	13.2	53.3	63.2	50.9	13.2

NET SALES	113,523	682.4	2,176.3	238,480	117,535	672.7	1,888.2	221,722
Cost of sales	(68,304)	(408.7)	(1,206.7)	(146,713)	(71,224)	(403.0)	(1,111.5)	(138,682)
Gross profit	45,219	273.6	969.6	91,767	46,311	269.7	776.7	83,040
Gross margin	39.8%	40.1%	44.6%	38.5%	39.4%	40.1%	41.1%	37.5%
Distribution and administrative expenses	(35,793)	(202.3)	(824.5)	(54,544)	(34,293)	(189.8)	(668.2)	(45,604)

Operating income (1)	9,426	71.3	145.1	37,223	12,018	79.9	108.5	37,436
Operating margin	8.3%	10.5%	6.7%	15.6%	10.2%	11.9%	5.7%	16.9%
EBITDA (2)	19,747	104.5	231.6	62,056	21,950	112.6	180.4	62,923
EBITDA margin	17.4%	15.3%	10.6%	26.0%	18.7%	16.7%	9.6%	28.4%

(1)    OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses.

(2)    EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Six Months Results for the period ended June 30, 2016 IFRS GAAP

(In nominal local currency of each period)

	January-June 2016				January-June 2015
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$
TOTAL BEVERAGES VOLUME (Million UC)	110.8	134.3	107.3	30.0	116.3	141.0	113.3	29.6
NET SALES	256,319	1,484.3	4,984.1	535,735	253,086	1,483.7	4,031.6	492,611
Cost of sales	(150,861)	(907.6)	(2,695.8)	(321,029)	(151,876)	(883.7)	(2,324.9)	(296,918)
Gross profit	105,458	576.7	2,288.3	214,706	101,210	600.0	1,706.7	195,692
Gross margin	41.1%	38.9%	45.9%	40.1%	40.0%	40.4%	42.3%	39.7%
Distribution and administrative expenses	(74,437)	(389.8)	(1,774.2)	(120,007)	(71,613)	(401.7)	(1,368.4)	(109,740)
Operating income (1)	31,021	187.0	514.1	94,700	29,598	198.2	338.3	85,952
Operating margin	12.1%	12.6%	10.3%	17.7%	11.7%	13.4%	8.4%	17.4%
EBITDA (2)	51,533	253.6	683.1	144,744	49,416	265.3	481.4	137,640
EBITDA margin	20.1%	17.1%	13.7%	27.0%	19.5%	17.9%	11.9%	27.9%

(1)    OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses.

(2)    EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In nominal million Chilean Pesos)

				Variation %
ASSETS	06-30-2016	12-31-2015	06-30-2015	12-31-2015	06-30-2015
Cash + Time deposits + market. Securit.	181,001	216,653	182,238	-16.5%	-0.7%
Account receivables (net)	145,608	180,996	137,566	-19.6%	5.8%
Inventories	138,079	133,333	142,546	3.6%	-3.1%
Other current assets	12,141	16,427	15,574	-26.1%	-22.0%
Total Current Assets	476,829	547,410	477,924	-12.9%	-0.2%

Property, plant and equipment	1,287,686	1,224,943	1,267,818	5.1%	1.6%
Depreciation	(636,733)	(584,413)	(602,415)	9.0%	5.7%
Total Property, Plant, and Equipment	650,953	640,530	665,403	1.6%	-2.2%

Investment in related companies	66,526	54,191	59,928	22.8%	11.0%
Goodwill	103,568	95,836	107,612	8.1%	-3.8%
Other long term assets	800,842	871,395	834,405	-8.1%	-4.0%
Total Other Assets	970,937	1,021,421	1,001,946	-4.9%	-3.1%

TOTAL ASSETS	2,098,719	2,209,361	2,145,273	-5.0%	-2.2%

				Variation %
LIABILITIES & SHAREHOLDERS’ EQUITY	06-30-2016	12-31-2015	06-30-2015	12-31-2015	06-30-2015
Short term bank liabilities	25,370	23,991	41,883	5.7%	-39.4%
Current portion of bonds payable	22,940	19,237	18,362	19.2%	24.9%
Other financial liabilities	7,918	2,743	6,230	188.7%	27.1%
Trade accounts payable and notes payable	197,633	261,179	196,094	-24.3%	0.8%
Other liabilities	74,275	73,424	70,617	1.2%	5.2%
Total Current Liabilities	328,136	380,574	333,185	-13.8%	-1.5%
Long term bank liabilities	21,882	30,238	32,913	-27.6%	-33.5%
Bonds payable	686,504	718,004	674,774	-4.4%	1.7%
Other financial liabilities	19,226	17,057	19,840	12.7%	-3.1%
Other long term liabilities	214,858	211,953	208,235	1.4%	3.2%
Total Long Term Liabilities	942,470	977,253	935,762	-3.6%	0.7%

Minority interest	21,091	21,060	21,015	0.1%	0.4%

Stockholders’ Equity	807,021	830,474	855,311	-2.8%	-5.6%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	2,098,719	2,209,361	2,145,273	-5.0%	-2.2%

Financial Highlights

(In nominal million Chilean Pesos)

ADDITIONS TO FIXED ASSETS	06-30-2016	12-31-2015	06-30-2015
Chile	18,672	50,043	18,217
Brazil	11,063	24,831	9,273
Argentina	20,224	30,056	10,358
Paraguay	4,752	7,470	2,546
	54,710	112,400	40,394

DEBT RATIOS	06-30-2016	12-31-2015	06-30-2015
Financial Debt / Total Capitalization	0.49	0.49	0.48
Financial Debt / EBITDA L12M	2.55	2.57	2.52
*EBITDA L12M+Interest Income/Interest Expense L12M	6.30	5.86	5.06

* Includes interest income

L12M: Last twelve months

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, August 30, 2016